Exhibit (a)(59)

Genco Shipping & Trading Limited

Genco Shareholders: The Annual Meeting is this week, and time is running out to protect your Genco investment and upside potential.

Vote the WHITE proxy card TODAY: “FOR” Genco’s highly qualified directors; “WITHHOLD” on Diana Shipping’s handpicked nominees; and “FOR” the Genco Board’s recommendations on other proposals.

Leading proxy advisory firms — ISS, Glass Lewis and Egan-Jones —all recommended shareholders vote FOR all of Genco’s directors, who continue to deliver superior returns and shareholder value in a strengthening drybulk market.

Your vote is important. The deadline to vote is June 17, 2026 at 11:59 PM ET, so vote today online, by phone or by returning your WHITE proxy card before time runs out.

Voting instructions and legal information can be found here: https://lnkd.in/edntaEVk